NAME OF REGISTRANT: Sysco Corporation

NAME OF PERSON RELYING ON EXEMPTION: Green Century Equity Fund

ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal Number 6 on Sysco Corporation’s 2022 Proxy Statement:

Plastic Packaging

Sysco Corporation Symbol: SYY

Filed by: Green Century Equity Fund

Green Century Capital Management, Inc. seeks your support for the plastic packaging-related proposal filed at Sysco Corporation (hereby referred to as “Sysco” or “the Company”) in the 2022 proxy statement, which asks the Company to increase its sustainable packaging efforts. The Proponent believes taking such action would serve the long-term interests of the Company by mitigating potential regulatory and competitive risks.

Resolved: Shareholders request that Sysco issue a report, at reasonable cost and omitting proprietary information, assessing if and how the company can increase its sustainability efforts by reducing its absolute plastic packaging use.

Supporting Statement: Proponents defer to management on the content of the report, but suggest that indicators meaningful to shareholders may include:

●	Quantitative, time bound goals for reducing absolute plastic use, reducing virgin plastic use, and increasing post-consumer recycled plastic use; and
●	Annual disclosure of metrics related to the company’s plastic use, such as reporting on recycled plastic content use and total plastic packaging use by weight and unit.

RATIONALE FOR A “YES” VOTE

1.	Regulatory risk – Sysco may be unprepared to comply with new and upcoming legislation on plastic packaging.
2.	Competitive risk – Sysco’s disclosure and goal-setting on plastic packaging lags competitors.

BACKGROUND

Plastic pollution is a growing problem globally. Less than one fifth of all plastic is recycled,1 with the majority sent either to landfill or released into the environment.2 Packaging that is used once and then discarded accounts for around 40% of plastic use today and is a major contributor to the 18 billion pounds of plastic waste that enters oceans and waterways every year. 3

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1 https://www.nationalgeographic.com/science/article/plastics-facts-infographics-ocean-pollution

2 https://www.unep.org/interactive/beat-plastic-pollution/

3 https://www.nationalgeographic.com/science/article/plastics-facts-infographics-ocean-pollution

When plastic is released into the environment, it can greatly impact biodiversity and human health. Animals like seabirds and fish can accidentally ingest or entangle themselves in plastic waste, which is estimated to kill over one million marine animals every year.4 When sea animals accidentally eat plastic, the material can also work its way up the food chain to species eaten by humans. As a result, it is estimated that humans ingest about a credit card’s worth of plastic every week.5 While the full extent of its impact on human health is not yet known, current levels of microplastic consumption have been found to cause cell death and allergic responses.6

Plastic production and pollution also contribute to climate change and may undermine the world’s ambitious goal to limit warming to 1.5 degrees Celsius. Plastic production and use is projected to take up 10-13% of the entire remaining carbon budget between now and 2050.7 Plastic that enters the ocean has also been shown to impact the ocean’s ability to sequester carbon, an ecosystem service critical to limiting temperature rise.8

Historically, recycling has been touted as the solution to the plastic pollution problem;9 however, to effectively mitigate the worst impacts of this crisis, experts say that reducing global plastic use is key. A landmark study released by the Pew Charitable Trust in 2020 found that current commitments from government and industry will only stem the flow of plastic pollution to the ocean by 7% by 2040 and corporations must reduce their absolute use of plastic by one-third by 2040 in order to bring the plastic pollution problem under control.10

RATIONALE FOR A “YES” VOTE

Sysco uses significant amounts of plastic packaging. The Company provides limited disclosures about its packaging footprint and does not have measurable, time-bound goals for reducing its use of plastic packaging or increasing its use of recycled content.11 The Company’s lack of disclosure and goal-setting for plastic reduction is of particular concern to investors given increasingly relevant regulatory and competitive risks.

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4 http://www.unesco.org/new/en/natural-sciences/ioc-oceans/focus-areas/rio-20-ocean/blueprint-for-the-future-we-want/marine-pollution/facts-and-figures-on-marine-pollution/

5 https://www.cnn.com/2019/06/11/health/microplastics-ingestion-wwf-study-scn-intl/index.html

6 https://www.theguardian.com/environment/2021/dec/08/microplastics-damage-human-cells-study-plastic

7 https://www.ciel.org/project-update/plastic-climate-the-hidden-costs-of-a-plastic-planet/

8 https://yaleclimateconnections.org/2019/08/how-plastics-contribute-to-climate-change/

9 https://www.npr.org/2020/09/11/897692090/how-big-oil-misled-the-public-into-believing-plastic-would-be-recycled

10 https://www.pewtrusts.org/-/media/assets/2020/10/breakingtheplasticwave_mainreport.pdf

11 https://www.sysco.com/dam/Sysco/About/Corporate-Social-Responsibility/Sysco-2021-Corporate-Social-Responsibility-Report.pdf

1.	Regulatory risk

As public awareness of the plastic pollution problem grows, many states are regulating single-use plastic packaging. This legislative trend does not show any signs of slowing, posing potential regulatory risk to Sysco. Investors believe that developing a comprehensive sustainable packaging policy may better prepare the Company to keep up with the ever-changing regulatory landscape, as evidenced by the variety of plastics-related legislation passed in recent years:

●	Since 2021, Maine, Oregon, Colorado, and California have all adopted extended producer responsibility (EPR) laws,[12,13] which hold producers financially responsible for the end-of-life disposal costs of their product packaging.[14] Numerous other states have considered EPR legislation, suggesting that similar laws are likely to pass elsewhere in the coming years.[15]
o	California’s law includes a requirement for producers to reduce plastic use by 25% by 2032.[16] Maine has suggested that producers that wish to minimize their financial obligation associated with the new EPR law should work to reduce the total amount of packaging they produce.[17]
●	States are also passing legislation to require minimum levels of recycled content in consumer packaging. For example, Washington and Connecticut both passed laws in 2021 that will require a minimum percentage of recycled content in certain plastic product packaging sold in the state.[18] Other states may follow suit in the coming years.

Sysco does not currently have a public-facing strategy for reducing its plastic use or increasing recycled plastic content use, indicating that the Company may not be prepared to meet new regulatory requirements for plastic packaging, particularly the required reduction included in the California bill or potential minimum recycled content mandates.

2.	Competitive risk

Sysco lags competitors and peers in disclosure and setting goals to reduce use of plastic packaging.

●	United Natural Foods, Inc. plans to conduct a comprehensive audit of its owned brand packaging in order to set packaging targets.[19]
●	US Foods has been steadily increasing its Serve Good product portfolio, which is designed to minimize packaging waste and incorporate recycled materials.[20]

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12 https://www.wastedive.com/news/extended-producer-responsibility-packaging-maine-oregon/602479/

13 https://www.wastedive.com/news/oregon-epr-packaging-truth-in-labeling-living-wage/602640/

14 https://www.worldwildlife.org/blogs/sustainability-works/posts/what-is-extended-producer-responsibility-epr

15 https://www.wastedive.com/news/2021-state-extended-producer-responsibility-recycling/594873/

16 https://www.natlawreview.com/article/california-enacts-epr-law-aimed-single-use-plastic-packaging-and-food-service-ware

17 https://www.maine.gov/dep/waste/recycle/epr.html

18 https://www.natlawreview.com/article/states-and-federal-government-continue-to-advance-plastics-recycling-and-minimum

19 https://www.betterforall.unfi.com/content/dam/unfi/betterforall/reports/2021/UNFI_2021_Better_for_All_Report.pdf

20 https://www.usfoods.com/why-us-foods/local-sustainable-wellbeing/sustainable-solutions/serve-good/serve-good-1011.html

●	Walmart and Target have committed to reducing virgin plastic use in owned brand packaging by 15% and 20% by 2025, respectively.2122
●	Unilever will halve its virgin plastic packaging use and achieve 100,000 tons in absolute reduction by 2025.[23]

CONCLUSION

Plastic packaging pollution is a rising concern among consumers and is garnering increased attention from legislators. Investors are concerned that Sysco may face regulatory and competitive financial risk, which may be mitigated by disclosing information about its plastic packaging footprint and ultimately setting a measurable, time-bound goal to reduce its plastic use.

Shareholders are urged to vote FOR the proposal asking Sysco to reduce its use of plastic packaging.

For questions regarding this proposal, please contact Annie Sanders, Green Century Capital Management, asanders@greencentury.com.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; the Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event. The Green Century Equity Fund urges shareholders to vote for Item Number 6 following the instruction provided on the management’s proxy mailing.

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21 https://corporate.walmart.com/esgreport/environmental/waste-circular-economy

22 https://corporate.target.com/sustainability-ESG/environment/materials-and-deforestation/plastics

23 https://www.unilever.com/planet-and-society/waste-free-world/rethinking-plastic-packaging/